DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
EXHIBIT 99.1

August 2, 2021

Evolution Petroleum Corporation
1155 Dairy Ashford Rd., Suite 425
Houston, Texas 77079
Ladies and Gentlemen:
Pursuant to your request, this report of third party presents an independent evaluation, as of June 30, 2021, of the extent and value of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of the Delhi field in Louisiana, proved developed producing condensate, NGL, and gas reserves of the Barnett Shale in Texas, and the proved developed producing oil reserves of the Hamilton Dome field in Wyoming in which Evolution Petroleum Corporation and its subsidiaries (collectively referred to herein as Evolution) have represented they hold an interest. This evaluation was completed on August 2, 2021. Evolution has represented that these properties account for 100 percent on a net equivalent barrel basis of Evolution’s net proved reserves as of June 30, 2021. The net proved reserves estimates have been prepared in accordance with the reserves definitions of
Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with the guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Evolution.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after June 30, 2021. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Evolution after deducting all interests held by others.

Values for proved reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is defined as that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting

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production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from future gross revenue. Operating expenses include field operating expenses, carbon dioxide purchase expenses, transportation and processing expenses, compression charges, and overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Abandonment costs are represented by Evolution to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with abandonment. At the request of Evolution, future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a nominal discount rate of 10 percent per year compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of reserves and revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Evolution and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Evolution with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.
Definition of Reserves
Petroleum reserves included in this report are classified by degree of proof as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

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Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for

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development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such

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techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definition of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Evolution, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The proved undeveloped reserves estimates were based on opportunities identified in the plan of development provided by Evolution.

Evolution has represented that its senior management is committed to the development plan provided by Evolution and that Evolution has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. Certain properties evaluated herein are produced using enhanced oil recovery methods involving continuous carbon dioxide flooding operations. Therefore, carbon dioxide versus oil

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ratios and carbon dioxide injection volumes were analyzed and projected and were used in the estimation of reserves when applicable.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report.

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior.

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.

Data provided by Evolution from wells drilled through June 30, 2021, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available through June 30, 2021. Cumulative production, as of June 30, 2021, was deducted from the estimated gross ultimate recovery to estimate gross reserves.

Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions and are the result of low-temperature plant processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (Mbbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

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Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the pressure base of the state in which the quantities are located. Gas quantities included in this report are expressed in millions of cubic feet (MMcf).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.
Primary Economic Assumptions
Revenue values in this report were estimated using initial prices, expenses, and costs provided by Evolution. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the revenue values reported herein:
Oil, Condensate, and NGL Prices
Evolution has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the firstday-of-the-month price for each month within the 12month period prior to the end of the reporting period, unless prices are defined by contractual agreements. The oil, condensate, and NGL prices were calculated using differentials furnished by Evolution to the West Texas Intermediate (WTI) reference price of $49.72 per barrel and held constant thereafter. The volume-weighted average prices attributable to the estimated proved reserves over the lives of the properties were $46.71 per barrel of oil and condensate and $19.86 per barrel of NGL.
Gas Prices
Evolution has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12month period prior to the

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end of the reporting period, unless prices are defined by contractual agreements. Evolution supplied differentials to the Henry Hub gas reference price of $2.46 per million Btu. The prices were held constant thereafter. Btu factors were provided by Evolution and used to convert prices from dollars per million Btu to dollars per thousand cubic feet. The volumeweighted average price attributable to the estimated proved reserves over the lives of the properties was $2.119 per thousand cubic feet of gas.

Production and Ad Valorem Taxes
Production taxes were calculated using rates provided by Evolution, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates provided by Evolution based on recent payments.

Evolution has represented that the Delhi carbon dioxide flood has been qualified as a tertiary recovery project and that no oil production taxes will be charged until certain investment and interest expenses have been paid out from the project revenue. Oil production taxes then revert to a 12.5-percent rate, which rate is held constant until average oil production per well drops below 25 barrels per day, and then reduced to 6.25 percent thereafter. Payout is not expected to occur prior to depletion, so no oil production taxes are included herein for the Delhi field.
Operating Expenses, Capital Costs, and Abandonment Costs
Estimates of operating expenses, provided by Evolution and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2021 values, provided by Evolution, and were not adjusted for inflation. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Evolution and were not adjusted for inflation. Operating expenses, capital costs, and

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abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.
Summary of Conclusions
The estimated net proved reserves, as of June 30, 2021, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Estimated by DeGolyer and MacNaughton Net Reserves as of June 30, 2021
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)

Proved
Developed	6,815	6,663	48,571
Undeveloped	1,605	209	0

Total Proved	8,420	6,872	48,571

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The estimated future revenue to be derived from the production and sale of the net proved reserves, as of June 30, 2021, of the properties evaluated using the guidelines established by the SEC is summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)

Future Gross Revenue	550,134	82,486	632,620
Production Taxes	17,405	44	17,449
Ad Valorem Taxes	15,777	817	16,594
Operating Expenses	325,729	38,250	363,979
Capital Costs	5,450	8,599	14,049
Abandonment Costs	14,613	677	15,290
Future Net Revenue	171,160	34,099	205,259
Present Worth at 10 Percent	102,761	8,302	111,063

Note: Future income taxes have not taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the June 30, 2021, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Evolution. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Evolution. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.
Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716
s/ Dilhan Ilk

Dilhan Ilk, P.E.
[Seal]                Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION
I, Dilhan Ilk, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.That I am a Senior Vice President with DeGolyer and MacNaughton, which firm did prepare this report of third party addressed to Evolution dated
August 2, 2021, and that I, as Senior Vice President, was responsible for the preparation of this report of third party.

2.That I attended Istanbul Technical University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 2003, a Master of Science degree in Petroleum Engineering from Texas A&M University in 2005, and a Doctor of Philosophy degree in Petroleum Engineering from Texas A&M University in 2010; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 10 years of experience in oil and gas reservoir studies and reserves evaluations.

s/ Dilhan Ilk

Dilhan Ilk, P.E.
[Seal]                Senior Vice President
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